                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        _______________________________

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)

                                  RHODES, INC.
                               ------------------
                                (Name of Issuer)

                         Common Stock Without Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                  76235P 10 1
                                  -----------
                                 (CUSIP Number)

                           Mr. Holcombe T. Green, Jr.
                           3343 Peachtree Road, N.E.
                            Suite 1420 - East Tower
                   Atlanta, Georgia 30326     (404) 261-1187
                 ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 17, 1996
                          ----------------------------
                         (Date of Event Which Requires
                           Filing of this Statement)

                                    Copy to:

                              E. William Bates, II
                                King & Spalding
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 556-2100

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with the Statement: [ ] (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on Following Pages)

                                  SCHEDULE 13D

CUSIP NO. 76235P  10  1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     HTG. CORP.
     58-1759388

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     NOT APPLICABLE

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                    [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     GEORGIA


     NUMBER OF          7.   SOLE VOTING POWER
     SHARES                  2,918,379
     BENEFICIALLY
     OWNED BY           8.   SHARED VOTING POWER
     EACH                    - 0 -
     REPORTING
     PERSON             9.   SOLE DISPOSITIVE POWER
     WITH                    2,918,379


                       10.   SHARED DISPOSITIVE POWER
                             - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,918,379

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.83%

14.  TYPE OF REPORTING PERSON*
     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 76235P  10  1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     WPS INVESTORS, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[ ]
                                                                          (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     NOT APPLICABLE

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     GEORGIA

     NUMBER OF          7.    SOLE VOTING POWER
     SHARES                   2,912,679
     BENEFICIALLY
     OWNED BY           8.    SHARED VOTING POWER
     EACH                     - 0 -
     REPORTING
     PERSON             9.    SOLE DISPOSITIVE POWER
     WITH                     2,912,679


                       10.    SHARED DISPOSITIVE POWER
                              - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,912,679

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.77%

14.  TYPE OF REPORTING PERSON*
     PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 76235P  10  1

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     MR. HOLCOMBE T. GREEN, JR.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     NOT APPLICABLE

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     GEORGIA


     NUMBER OF          7.   SOLE VOTING POWER
     SHARES                  2,920,854
     BENEFICIALLY
     OWNED BY           8.   SHARED VOTING POWER
     EACH                    - 0 -
     REPORTING
     PERSON             9.   SOLE DISPOSITIVE POWER
     WITH                    2,920,854


                       10.   SHARED DISPOSITIVE POWER
                             - 0 -

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,920,854

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.86%

14.  TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        STATEMENT PURSUANT TO RULE 13d-1
                 OF THE GENERAL RULES AND REGULATIONS UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


     This statement constitutes Amendment No. 2 to the Statement on Schedule 13D dated March 23, 1994 (the "SCHEDULE 13D") filed via EDGAR by WPS Investors, L.P. ("WPS INVESTORS"), a Georgia limited partnership, HTG Corp., a Georgia corporation, and Mr. Holcombe T. Green, Jr. (collectively, the "REPORTING PERSONS"), relating to their beneficial ownership of the common stock, without par value ("COMMON STOCK"), of Rhodes, Inc., a Georgia corporation (the "ISSUER"). All terms used herein which are defined in the Schedule 13D shall have the same respective meanings herein as therein provided, unless otherwise defined herein.

The Schedule 13D is hereby amended as follows:

Item 4.         Purpose of Transaction.

         Item 4 of the Schedule 13D is amended to disclose the following information:

         On September 17, 1996, the Issuer announced the signing of a definitive merger agreement to merge (the "MERGER") the Issuer with a wholly owned subsidiary of Heilig-Meyers Company ("HM"). Pursuant to the Agreement and Plan of Merger, dated as of September 17, 1996 (the "MERGER AGREEMENT"), among the Issuer, HM, and HM Merger Subsidiary, Inc., a wholly owned subsidiary of HM, among other things, HM Merger Subsidiary, Inc. will merge with and into the Issuer, the Issuer will be the surviving corporation in the Merger and become a wholly owned subsidiary of HM, and each shareholder of the Issuer will be entitled to receive 0.5 shares of HM common stock in exchange for one share of the Issuer's common stock. In connection with the signing of the Merger Agreement, WPS Investors, Green Capital Investors, L.P., a partnership also controlled by HTG Corp. ("GREEN CAPITAL"), and HM entered into a Voting Agreement, dated as of September 17, 1996 (the "VOTING AGREEMENT"), pursuant to which such parties agreed to vote their respective shares of the Issuer's common stock in favor of the Merger.

Item 5.         Interest of the Securities of the Issuer.

         Item 5 of the Schedule 13D is amended to disclose the following information:

         On September 17, 1996, HTG Corp. Profit Sharing Plan sold 25 shares of Common Stock (of which Holcombe T. Green, Jr. is the beneficial owner) to HM at a price per share of $9.50 in cash.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is amended to disclose the following information:

         Pursuant to the Voting Agreement, the parties thereto have agreed during the term thereof to vote their respective shares of the Issuer's common stock, in person or by proxy, (i) in favor of approval of the Merger Agreement at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment thereof and (ii) against any Acquisition Proposal, which term is defined in the Merger Agreement and generally includes any offer or proposal for, or indication of interest in, a merger or the acquisition of stock or a substantial portion of the assets of the Issuer (excluding the transactions contemplated by the Merger Agreement). The voting provisions of the Voting Agreement terminate upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement); (ii) the date on which the Merger Agreement is terminated in accordance with its terms; (iii) the date on which the Board of Directors of the Issuer withdraws or materially modifies or changes its recommendation for the approval of the Merger Agreement if the Board of Directors of the Issuer after consultation with its counsel determines that the failure to take such action could reasonably be deemed a breach of its fiduciary duties to the Issuer's shareholders under applicable law; and (iv) February 28, 1997.

         Pursuant to the Voting Agreement, each of WPS Investors and Green Capital has agreed that they will not, without the prior written consent of HM, transfer, sell, assign or convey, or offer to transfer, sell assign or convey (nor grant any party any option or right to purchase) the shares of Common Stock owned by them, until the earlier of termination of the Merger Agreement prior to the Effective Time (as defined in the Merger Agreement) or thirty
(30) days after the date on which HM publishes information as to the financial results covering at least thirty (30) days of post-Merger combined operations reflecting combined sales and net income.

         The Voting Agreement is attached hereto as Exhibit G and incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

         Item 7 of the Schedule 13D is amended to add the following exhibit:

         Exhibit                  Description
         -------                  -----------

            G Voting Agreement, dated as of September 17, 1996, among WPS Investors, L.P., Green Capital Investors, L.P., and Heilig-Meyers Company

                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   WPS INVESTORS, L.P.

                                   By: HTG Corp., General Partner



                                   By:/s/ Holcombe T. Green, Jr.
                                      -----------------------------
                                      Name: Holcombe T. Green, Jr.
                                      Title: President


                                    HTG CORP.


                                    By:/s/ Holcombe T. Green, Jr.
                                       ----------------------------
                                       Name: Holcombe T. Green, Jr.
                                       Title: President


                                    /s/ Holcombe T. Green, Jr.
                                    -------------------------------
                                    Holcombe T. Green, Jr.



DATED: September 20, 1996

                                 EXHIBIT INDEX



EXHIBIT                             DESCRIPTION                             PAGE
- -------                             -----------                             ----
   A     Form of Note between Green Capital and Opti-World Inc.

   B     The Issuer's Registration Statement on Form S-1 (File No.           *
         33-60692) (incorporated herein by reference)

   C     Amended and Restated Agreement of Limited Partnership of Green      *
         Capital Investors, L.P.

   D     Agreement of Limited Partnership of RHD Capital and Company, L.P.   *

   E     Agreement of Limited Partnership of Green and Company, L.P.         *

   F     Agreement as to Joint Filing of Schedule 13D                        *

   G     Voting Agreement, dated as of September 17, 1996, among WPS
         Investors, L.P., Green Capital Investors, L.P., and
         Heilig-Meyers Company

- -----------------------
   *     Previously filed with Schedule 13D on July 5, 1993.

                                                                       EXHIBIT G

                                VOTING AGREEMENT


     VOTING AGREEMENT (this "AGREEMENT"), dated as of September 17, 1996, among WPS Investors, L.P., a Georgia limited partnership ("WPS"), Green Capital Investors, L.P., a Georgia limited partnership ("GREEN CAPITAL"), and Heilig-Meyers Company, a Virginia corporation ("PURCHASER"), each a shareholder of Rhodes, Inc., a Georgia corporation (the "COMPANY"), (WPS, Green Capital and Purchaser together being referred to herein as the "SHAREHOLDERS").

     WHEREAS, concurrently with the execution of this Agreement, the Company, Purchaser and HM Merger Subsidiary, Inc., a Georgia corporation and a wholly owned subsidiary of Purchaser ("SUB"), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the "MERGER AGREEMENT"), providing for the merger (the "MERGER") of Sub with and into the Company pursuant to the terms and conditions of the Merger Agreement;

     WHEREAS, WPS and Green Capital own of record and beneficially 2,912,679 and 5,700 shares, respectively, of common stock, no par value, of the Company (the "COMMON STOCK"), and Purchaser owns beneficially 25 shares of Common Stock (together with the shares owed by WPS and Green Capital, the "SHARES", which term, after the Effective Time, shall refer to the Purchaser Common Stock (as defined in the Merger Agreement) received in the Merger), and WPS, Green Capital and Purchaser wish to enter into this Agreement with respect to the Shares; and

     WHEREAS, each of the Shareholders has agreed, upon the terms and subject to the conditions set forth herein, to vote its Shares at a meeting of the Company's shareholders in favor of approval of the Merger Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

     1. AGREEMENT TO VOTE SHARES. The Shareholders agree during the term of this Agreement to vote their respective Shares, in person or by proxy, in favor of approval of the Merger Agreement at every meeting of the shareholders of the Company at which such matters are considered and at every adjournment thereof (each, a "SHAREHOLDERS' MEETING") and against any Acquisition Proposal (as such term is defined in the Merger Agreement).

     2. NO VOTING TRUSTS. Each of the Shareholders agrees that it will not, nor will such Shareholder permit any entity under such Shareholder's control to, deposit any of such Shareholder's Shares in a voting trust or subject any of its Shares to any arrangement with respect to the voting of its Shares inconsistent with this Agreement.

     3.  LIMITATION ON DISPOSITIONS.

     Without the prior written consent of Purchaser, each of WPS and Green Capital shall not transfer, sell, assign or convey, or offer or agree to transfer, sell, assign or convey, any of their Shares during the term of this Agreement. Without limiting the generality of the foregoing, each of WPS and Green Capital shall not grant to any party any option or right to purchase their Shares or any interest therein. Each of WPS and Green Capital acknowledge and agree that the transfer agent with respect to their Shares shall be given notice that their Shares are subject to the terms of this Agreement and such Shares shall not be transferred except in accordance with the terms of this Agreement. Notwithstanding the foregoing, WPS and Green Capital each may distribute all or a portion of their Shares to their respective partners, provided such Shares continue to be subject to the restrictions of this Agreement and are legended to that effect.

     4. SPECIFIC PERFORMANCE. Each party hereto acknowledges that it will be impossible to measure in money the damage to the other party if a party hereto fails to comply with the obligations imposed by this Agreement, and that, in the event of any such failure, the other party will not have an adequate remedy at law or in damages. Accordingly, each party hereto agrees that injunctive relief or other equitable remedy, in addition to remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that the other party has an adequate remedy at law. Each party hereto agrees that it will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with any other party's seeking or obtaining such equitable relief.

     5. TERM OF AGREEMENT; TERMINATION. Except as set forth in Section 5(b) hereof and subject to Section 8(f) hereof, the term of this Agreement shall commence on the date hereof, and such term and this Agreement shall terminate upon the earliest to occur of (i) the Effective Time; (ii) the date on which the Merger Agreement is terminated in accordance with its terms; (iii) the date on which the Board of Directors of the Company withdraws or materially modifies or changes its recommendation for the approval of the Merger Agreement if the Board of Directors of the Company after consultation with its counsel determines that the failure to take such action could reasonably be deemed a breach of its fiduciary duties to the Company's shareholders under applicable law; and (iv) February 28, 1997. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

     (b) The covenants and obligations set forth in Section 3 of this Agreement shall expire and be of no further force or effect on the earlier of (i) the expiration or termination of the Merger Agreement, prior to the Effective Time (as defined in the Merger Agreement), or (ii) thirty (30) days after the date on which Purchaser publishes information as to the financial results covering at least thirty (30) days of post-Merger combined operations reflecting combined sales and net income.

     6. ENTIRE AGREEMENT. This Agreement supersedes all prior agreements, written or oral, among the parties hereto with respect to the subject matter hereof and contains the entire agreement among the parties with respect to the subject matter hereof. This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except by an instrument in writing signed by all parties hereto. No waiver of any provisions hereof by any party shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

     7. NOTICES. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be in writing and shall be deemed to have been duly given if mailed, by first class or registered mail, five (5) business days after deposit in the United States Mail, or if telexed or telecopied, sent by telegram, or delivered by hand or reputable overnight courier, when confirmation is received, in each case as follows:

     If to WPS:

            WPS Investors, L.P.
            1420 Atlanta Financial Center
            3343 Peachtree Road, N.E.
            Suite 1420
            Atlanta, Georgia   30326
            Attention:  Holcombe T. Green, Jr.
            Telecopy:  (404) 266-8677

     With a copy to:

            King & Spalding
            120 West 45th Street
            New York, New York  10036
            Attention:  E. William Bates, II
            Telecopy:  (212) 556-2222

     If to Green Capital:

            Green Capital Investors, L.P.
            1420 Atlanta Financial Center
            3343 Peachtree Road, N.E.
            Suite 1420
            Atlanta, Georgia   30326
            Attention: Holcombe T. Green, Jr.
            Telecopy: (404) 266-8677

     With a copy to:

            King & Spalding
            120 West 45th Street
            New York, New York 10036
            Attention: E. William Bates, II
            Telecopy: (212) 556-2222

     If to Purchaser:

            Heilig-Meyers Company
            2235 Staples Mill Road

            Richmond, Virginia   23230
            Attention: Joseph R. Jenkins
            Telecopy: (804) 254-1493

     With a copy to:

            McGuire Woods Battle & Boothe LLP
            One James Center
            Richmond, Virginia  23219-4030
            Attention:  David W. Robertson
            Telecopy:  (804) 775-1061

or to such other persons or addresses as may be designated in writing by the party to receive such notice. Nothing in this Section 7 shall be deemed to constitute consent to the manner and address for service of process in connection with any legal proceeding (including litigation arising out of or in connection with this Agreement), which service shall be effected as required by applicable law.

     8.   MISCELLANEOUS.

     (a) Nothing contained in this Agreement shall be construed as creating any liability on the part of the Shareholders under the Merger Agreement.

     (b) This Agreement shall be deemed a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of Georgia, without reference to its conflicts of law principles.

     (c) If any provision of this Agreement or the application of such provision to any person or circumstances shall be held invalid or unenforceable by a court of competent jurisdiction, such provision or application shall be unenforceable only to the extent of such invalidity or unenforceability, and the remainder of the provision held invalid or unenforceable and the application of such provision to persons or circumstances, other than the party as to which it is held invalid, and the remainder of this Agreement, shall not be affected.

     (d) This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

     (e) All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

     (f) The obligations of the Shareholders set forth in this Agreement shall not be effective or binding upon any Shareholder until after such time as the Merger Agreement is executed and delivered by the Company, Purchaser and Sub.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                            HEILIG-MEYERS COMPANY



                                            By: /s/ Roy B. Goodman
                                                ----------------------------
                                                Name: Roy B. Goodman
                                                Title: Senior Vice President



                                            WPS INVESTORS, L.P.


                                            By: HTG Corp.,
                                                Its General Partner


                                                By: /s/ Holcombe T. Green, Jr.
                                                    ---------------------------
                                                    Name: Holcombe T. Green, Jr.
                                                    Title: President


                                            GREEN CAPITAL INVESTORS, L.P.


                                            By: Green and Company, L.P,
                                                Its General Partner

                                                 By: HTG Corp.,
                                                 Its General Partner


                                                 By: /s/ Holcombe T. Green, Jr.
                                                     --------------------------
                                                 Name: Holcombe T. Green, Jr.
                                                 Title: President

                   AGREEMENT REQUIRED UNDER RULE 13d-1(f)(1)


                               September 20, 1996


HTG Corp.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

Mr. Holcombe T. Green, Jr.
3343 Peachtree Road
East Tower, Suite 1420
Atlanta, Georgia  30326

      Re: Amendment No. 2 to Schedule 13D under the Securities Exchange Act of 1934 Relating to the

Gentlemen:

     This letter will set forth our mutual understanding and agreement that the captioned statement is filed on behalf of each person and entity set forth below and that this letter may be attached as an exhibit to such statement. Please indicate your acceptance and agreement by executing a counterpart hereof in the space provided below and returning it to the undersigned.

                                     Very truly yours,

                                     WPS INVESTORS, L.P.

                                     By:  HTG Corp., Its General Partner


                                          By: /s/ Holcombe T. Green, Jr.
                                              -----------------------------
                                              Name:  Holcombe T. Green, Jr.
                                              Title: President

Accepted and Agreed to
as of the date first above
written:

HTG CORP.


By:/s/ Holcombe T. Green, Jr.
   ------------------------------
   Name: Holcombe T. Green, Jr.
   Title:   President



/s/ Holcombe T. Green, Jr.
- ---------------------------------
Holcombe T. Green, Jr.